



Danske Bank

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
Fax +45 33 44 27 84

To the Copenhagen Stock Exchange
and the Press

November 9, 2006

Stock exchange announcement No. 16/2006

Danske Bank Group acquires Finnish bank

The Danske Bank Group has today signed an agreement to purchase all the shares of Sampo Bank for a cash amount of DKr30.1bn. Sampo Bank, which is acquired from Sampo Group, is the third largest bank in Finland with an extensive branch network, subsidiaries in Estonia, Latvia and Lithuania, and a recently acquired bank in Russia.

In connection with the purchase, the Danske Bank Group plans to issue new shares which are expected to provide proceeds of up to DKr14bn. The remaining purchase amount will be funded through the issue of tier 1 hybrid capital, subordinated debt and through other liquidity sources.

The Danske Bank Group strengthens its position in the Nordic region

With the purchase of Sampo Bank, the Danske Bank Group strengthens its position as a significant, competitive player on the Nordic financial market.

"Our investment in Finland is in line with the Group's strategy of expanding its retail banking activities in Northern Europe," says chief executive Peter Straarup. "Our joint banking concept – the Danske Banking Concept – provides a sound platform for expansion. Sampo Bank is attractive because its retail banking profile and structure match ours and support our strategy of further geographical and risk diversification. Another advantage is that economic growth in Finland and in Estonia, Latvia and Lithuania exceeds the EU average. That provides an excellent basis for continuing growth."

Sampo Bank

Sampo Bank has 125 branches and about 3,475 employees in Finland. The subsidiaries in Estonia, Latvia and Lithuania have a total of 33 branches and some 1,100 employees.

Sampo Bank's business focus is on retail customers, small and medium-sized business customers and institutional customers. With 1.1 million retail customers and 100,000 corporate customers, Sampo Bank holds 15% of the retail market and 20% of the corporate market in Finland. The majority of the bank's business with retail customers is within home financing. Sampo Bank is technologically advanced and has 800,000 online banking customers.

Most of the bank's business originates in Finland, but the subsidiaries in Estonia, Latvia and Lithuania have shown considerable growth and rising market shares within home financing, in particular. Sampo Bank is the third largest foreign-owned bank in the Baltic countries.

Recently, Sampo Bank took over Industry and Finance Bank in St. Petersburg, which serves primarily large Finnish corporate customers doing business in Russia. This bank is included in the purchase.

The future

The acquisition will support Danske Bank's business platform and help create value for the Bank's shareholders. With the purchase, Danske Bank expects to create a very attractive basis for future growth. The integration of Sampo Bank into Danske Bank's IT platform and organisation is estimated to generate annual cost and funding synergies of DKr610m, which will have full accounting effect from 2009. Most of the synergies will take place in IT and administrative functions. The Bank expects the majority of the redundancies to take place through natural attrition.

Until 2009, Danske Bank will incur integration expenses for the integration of Sampo Bank's activities of DKr1.6bn.

Danske Bank expects to complete the integration of Sampo Bank's Finnish activities into Danske Bank's IT platform at Easter 2008. It has not been decided when to integrate the IT systems of the still relatively small operations in Estonia, Latvia, Lithuania and Russia.

Sampo Bank will be incorporated in the Danske Bank Group's organisational structure. This means that Sampo Bank's administrative functions, finance, product development, communications, HR and its development and support functions will be integrated in the Group's international platform.

Sampo Bank will continue to operate as a local bank brand and will have its own management.

Danske Bank sees good potential for strengthening Sampo Bank's competitiveness on the local markets. Sampo Bank will be able to offer personal customers a full product range, including the Group's product packages, which Danske Bank expects will sell well, as they have in Northern Bank and National Irish Bank, which the Group acquired in 2005.

Sampo Bank's corporate customers will also benefit from the new ownership. The wider range of products, strong cash management solutions and financial strength of the Danske Bank Group will give Sampo Bank better opportunities for competing on the Finnish market.

With its good foothold in Finland, Estonia, Latvia and Lithuania, Danske Bank increases its potential for servicing the Group's other customers that do business in these markets.

Sampo Bank's substantial asset management activities and expertise within investments in Finland and Eastern Europe will supplement the rest of the Group's asset management activities.

Funding and capital structure

In connection with the acquisition, Danske Bank plans to issue share capital with expected proceeds of up to DKr14bn. The issue will be carried out before the closing of the deal.

The Danske Bank Group changes its capital targets in connection with the purchase. The changes should be seen in the light of the implementation of the new capital requirements directive and the increased geographical diversification which the Group achieves through its acquisition of Sampo Bank.

The capital targets will be changed to a core (tier 1) capital ratio, excluding hybrid capital, of 5.5-6.0%; a hybrid capital ratio of 1.0-1.5%; and a solvency ratio of 9-10%. The payout ratio target is maintained at 30-50%, and the Group expects the payout ratio for the 2006 financial year to be 40% of the net profit.

Danske Bank expects the purchase of Sampo Bank to have a positive effect on its earnings per share from the second half of 2008.

Regulatory approval

The deal is subject to the approval of the relevant authorities. These approvals are expected in the first quarter of 2007.

Danske Bank will hold press conferences at 10.30am (Finnish time) in Helsinki at Unioninkatu 22 and at 2.30pm (Danish time) in Copenhagen, at the Dome, Laksegade 10, and a conference call for analysts at 5.00pm today. Information about how to access the conference call and more information about Danske Bank's purchase of Sampo Bank is available at www.danskebank.com/ir.

Danske Bank is being advised by Morgan Stanley.

Danske Bank A/S

Steen Reeslev

Contacts:
Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47
Martin Gottlob, Head of Investor Relations, tel. +45 33 44 27 92

Forward-looking Statements
Certain statements made in this press release are forward looking statements. Any statements other than statements of historical fact, including without limitation those regarding Danske Bank's financial condition, future operating performance, business strategy, management plans and objectives for future operations and anticipated synergies and integration costs relating to the acquisition of Sampo Bank and prospects for the combined group are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, general economic and business factors, competition, difficulties in integrating Sampo Bank, and interest rate and currency fluctuations. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. The information presented herein speaks only as of today's date and Danske Bank assumes no responsibility to update any of the forward looking statements contained herein.

This stock exchange announcement is a translation of the original announcement in the Danish language. In case of discrepancies, the Danish version prevails.

This statement is intended only for (i) persons outside the United Kingdom, (ii) investment professionals and (iii) persons who fall within the provisions of Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Quarterly report - first nine months of 2006

Stock Exchange Announcement No. 15/2006
October 31, 2006

Danske Bank

This is a translation of the nine-month report for 2006 in the Danish language. In case of discrepancies, the Danish version prevails.

Financial highlights – Danske Bank Group

NET PROFIT FOR THE PERIOD [DKr m]	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Full year 2005
Net interest income	14,210	12,734	112	17,166
Net fee income	5,421	5,285	103	7,289
Net trading income	5,094	4,785	106	6,351
Other income	1,909	1,656	115	2,255
Net income from insurance business	801	1,079	74	1,647
Total income	27,435	25,539	107	34,708
Operating expenses	14,381	13,238	109	18,198
Profit before credit loss expenses	13,054	12,301	106	16,510
Credit loss expenses	-554	-288	-	-1,096
Profit before tax	13,608	12,589	108	17,606
Tax	3,823	3,638	105	4,921
Net profit for the period	9,785	8,951	109	12,685
Attributable to minority interests	-14	3	-	4

BALANCE SHEET [DKr m]	Sep. 30, 2006	Sep. 30, 2005	Index 06/05	Dec. 31, 2005
Bank loans and advances	1,007,570	824,661	122	829,603
Mortgage loans	592,784	557,717	106	569,092
Trading portfolio assets	431,660	456,773	95	444,521
Investment securities	29,035	51,262	57	28,712
Assets under insurance contracts	190,226	192,449	99	188,342
Other assets	401,795	316,028	127	371,718
Total assets	2,653,070	2,398,890	111	2,431,988
Due to credit institutions and central banks	545,937	485,209	113	476,363
Deposits	677,603	583,732	116	631,184
Issued mortgage bonds	470,227	438,451	107	438,675
Trading portfolio liabilities	229,167	243,854	94	212,042
Liabilities under insurance contracts	213,770	211,848	101	212,328
Other liabilities	399,129	319,848	125	343,470
Subordinated debt	40,358	45,522	89	43,837
Shareholders' equity	76,879	70,426	109	74,089
Total liabilities and equity	2,653,070	2,398,890	111	2,431,988

RATIOS AND KEY FIGURES	Q1-Q3 2006	Q1-Q3 2005	Full year 2005
Net profit for the period per share, DKr	15.7	14.3	20.2
Diluted net profit for the period per share, DKr	15.6	14.2	20.2
Net profit for the period as % p.a. of average shareholders' equity	17.6	17.7	18.4
Cost/income ratio, %	52.4	51.8	52.4
Solvency ratio, incl. net profit for the period, %	9.7	9.8	10.3
Core (tier 1) capital ratio, incl. net profit for the period and hybrid core capital, %	7.1	6.9	7.3
Risk-weighted items, end of period, DKr bn	1,053	933	944
Share price, end of period, DKr	230.7	190.1	221.2
Book value per share, DKr	123.1	112.3	118.2
Full-time-equivalent staff, end of period	19,384	19,249	19,162

Management's report

- Better-than-expected net profit of DKr9,785m, against DKr8,951m for the first nine months of 2005
- Pre-tax profit up at Banking Activities and Danske Markets
- Net profit per share for the period up 10% despite integration costs
- Increase in total income of 7%
- Net positive entry for credit loss expenses
- Growth in bank lending, excluding reverse transactions, of 23%
- The Group is raising its profit guidance for full-year 2006 on the basis of the results for the first nine months of 2006
- The full-year profit for 2006 is expected to match the level recorded in 2005, assuming that the risk allowance at Danica can be booked also for the whole year of 2006

Financial results for the first nine months of 2006

Danske Bank Group recorded a net profit of DKr9,785m for the first nine months of 2006, against DKr8,951m for the first nine months of 2005.

Pre-tax profit amounted to DKr13,608m. The profit was higher than expected owing to the considerable increases in the results of Banking Activities and Danske Markets. In addition, the satisfactory return on investments generated by Danica in the third quarter of 2006 meant that the Group was able to book its risk allowance.

Income

Income rose by DKr1,896m, or 7%, from the first nine months of 2005 to DKr27,435m. Income from Banking Activities grew DKr2,197m, or 13%, including DKr707m from Northern Bank and National Irish Bank.

Net interest income increased 12% to DKr14,210m. Excluding the net interest income from banking activities in Northern Ireland and the Republic of Ireland, the increase amounted to 8%. The growth in net interest income was due to continued strong growth in lending, which more than compensated for the narrowing of lending margins. Property financing products secured on real property and lending to corporate customers accounted for the largest share of lending growth. Higher interest rates contributed to a widening of deposit margins.

Net fee income rose 3%. Banking activities in Northern Ireland and the Republic of Ireland accounted for 1 percentage point of the increase. The remaining 2 percentage points were attributable mainly to strong activity in the securities markets, particularly in the first quarter of 2006, and to a few large transactions. This increase more than compensated for the decline in profit on mortgage refinancing activities.

Net trading income rose 6% on the same period a year ago.

Net income from insurance business fell from DKr1,079m in the first nine months of 2005 to DKr801m. The increase in volume could not compensate for the effects of the revised profit model introduced on January 1, 2006. The result of the health and accident business remained unsatisfactory but benefited from an improved return on investments in the third quarter of the year.

Other income rose by 15% to DKr1,909m. The increase was attributable primarily to profit on the sale of property and to commissions received from the acquired real-estate agency chains.

Operating expenses

Operating expenses rose 9% to DKr14,381m. Excluding the costs of acquired business units and performance-based compensation, expenses were at the same level as in the first nine months of 2005. The cost/income ratio rose from 51.8% to 52.4%.

Credit loss expenses

The Group recorded a net positive entry for credit loss expenses of DKr554m, against DKr288m in the first nine months of 2005. The positive entry was owing to the persistently favourable economic conditions, which led to a low level of new impairment charges and allowed reversals of charges already made.

Return on equity

The return on equity stood at 17.6%, against 17.7% a year earlier. The net profit for the period per share increased 10% from DKr14.3 to DKr15.7.

Capital and solvency

Shareholders' equity
Shareholders' equity was DKr77bn at the end of September 2006, against DKr74bn at the end of 2005. The change reflects primarily the dividend payment in March 2006 and the recognition of the net profit for the period.

At the end of September 2006, the share capital totalled DKr6,383,042,760 and shares numbered 638,304,276. The number of shares outstanding at the end of September 2006 was 624,405,832, and the average number of shares outstanding in the first nine months of 2006 was 625,126,021.

Solvency
With effect from January 1, 2006, the net profit for the period less the expected payout ratio of 40% is included in the calculation of the solvency ratio. The solvency ratio at the end of September 2006 stood at 9.7%, of which 7.1 percentage points derived from Group core (tier 1) capital, against 10.3% and 7.3 percentage points, respectively, at the end of 2005. The core (tier 1) capital ratio, excluding hybrid core capital, stood at 6.5%, against 6.7% at December 31, 2005.

The increase in risk-weighted items from DKr944bn at the beginning of the year to DKr1,053bn at the end of September 2006 came primarily from lending growth.

Balance sheet

Lending
Bank lending, excluding reverse transactions, rose by DKr134bn, or 23%, from the end of September 2005 to DKr723bn at the end of September 2006. Loans and advances increased 17% during the first nine months of 2006.

Lending, excluding reverse transactions, extended by the Group's banking units in Denmark increased by DKr48bn, or 18%, on the level recorded a year earlier. Lending by the Group's non-Danish banking activities grew by DKr86bn, or 29%. Lending by Danske Markets rose DKr2bn, or 5%, from the end of September 2005.

Bank lending to retail customers rose by 17% over the level at the end of September 2005, whereas lending to corporate customers rose by 26%.

Mortgage lending measured at fair value stood at DKr593bn at the end of September 2006, up 6% on the level recorded a year ago. The private market accounted for 62% of the portfolio at September 30, 2006. The outstanding nominal bond debt increased by DKr54bn to DKr585bn in the first nine months of the year.

Reverse transactions were up DKr49bn from the level at the end of September 2005 to DKr284bn, primarily as a result of increased activity in the international repo market.

Deposits
Deposits, excluding repo transactions, totalled DKr601bn, against DKr543bn at September 30, 2005, up 11%. Deposits increased 5% in the first nine months of 2006.

Trading portfolio assets
Trading portfolio assets fell by DKr25bn, or 5%, from the end of September 2005 to DKr432bn. The fall was owing to a reduction in the holdings of bonds and a fall in the market values of derivatives.

The Group uses the Value-at-Risk measure to calculate the daily market risk of its exposures. Value at risk expresses, with a probability of 99%, the maximum amount that the Group would lose assuming that the exposure was maintained for 10 days. Excluding Danica, the Group's value at risk on its interest rate exposures amounted to DKr211m at the end of September 2006, against DKr79m a year earlier. In the first nine months of 2006, the Group's average value at risk on its interest rate exposures stood at DKr175m, against DKr106m in the first nine months of 2005.

Integration of Northern Bank and National Irish Bank

On the basis of their future offerings, Northern Bank and National Irish Bank have prepared financial plans for the period until 2008. The migration has created the basis for realising synergies in the two banks. Upon the migration, most of the transition agreements with National Australia Bank expired, including payment for services equivalent to the salaries of 360 full-time employees. The Group expects to have realised the estimated synergies of DKr350m by the end of 2007, with full accounting effect from 2008.

The Group's overall integration costs are still expected to total around DKr1.5bn. At the end

of September 2006, costs incurred totalled DKr1.3bn, of which DKr0.2bn had been recognised as development costs under intangible fixed assets. The remaining costs for the completion of the integration are expected to be booked by the end of 2007.

New capital adequacy rules

New capital adequacy rules will be introduced on January 1, 2007, with full effect from 2010. The rules enable banks to assess more specifically their risks and capital requirements. For more information about the new rules and the methods adopted by Danske Bank, see Danske Bank's investor relations Web site: www.danskebank.com/ircrd.

Senior management changes

Three new members joined the Executive Board on September 1, 2006: Tonny Thierry Andersen, Chief Financial Officer; Sven Lystbæk, head of Danske Bank's Shared Services Centre; and Per Skovhus, head of Credits.

In the third quarter of 2006, Henrik Normann took up the position as head of Banking Activities Danske Bank. Steen Blaafalk succeeded him as head of Danske Markets and at the same time joined the Executive Committee.

Business areas

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Share, Q1-Q3 2006	Share, Q1-Q3 2005	Full year 2005
Banking Activities Danske Bank	4,503	3,796	119	33%	30%	5,767
Banking Activities BG Bank	1,396	1,321	106	10%	10%	1,782
Banking Activities Sweden	722	610	118	5%	5%	809
Banking Activities Norway	695	424	164	5%	3%	579
Banking Activities Northern Ireland	-145	74	-	-1%	1%	23
Banking Activities Ireland	-32	-21	-	-	-	-106
Banking Activities England, USA and other units	-	458	-	-	4%	528
Other Banking Activities	901	406	222	7%	3%	713
Total Banking Activities	8,040	7,068	114	59%	56%	10,095
Mortgage Finance	1,943	2,076	94	14%	16%	2,755
Danske Markets	2,765	2,663	104	20%	21%	3,719
Danske Capital	359	317	113	3%	3%	509
Danica Pension	801	1,079	74	6%	9%	1,647
Other areas	-300	-614	-	-2%	-5%	-1,119
Total Group	13,608	12,589	108	100%	100%	17,606

INCOME (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Share, Q1-Q3 2006	Share, Q1-Q3 2005	Full year 2005
Banking Activities Danske Bank	8,144	7,368	111	30%	29%	9,973
Banking Activities BG Bank	3,323	3,070	108	12%	12%	4,151
Banking Activities Sweden	1,828	1,478	124	7%	6%	2,032
Banking Activities Norway	1,746	1,320	132	6%	5%	1,837
Banking Activities Northern Ireland	1,691	1,270	133	6%	5%	1,810
Banking Activities Ireland	805	519	155	3%	2%	753
Banking Activities England, USA and other units	-	458	-	-	2%	468
Other Banking Activities	1,905	1,762	108	7%	7%	2,364
Total Banking Activities	19,442	17,245	113	71%	68%	23,388
Mortgage Finance	2,732	2,892	94	10%	11%	3,879
Danske Markets	4,233	4,049	105	16%	16%	5,491
Danske Capital	685	586	117	2%	2%	893
Danica Pension	801	1,079	74	3%	4%	1,647
Other areas	-458	-312	-	-2%	-1%	-590
Total Group	27,435	25,539	107	100%	100%	34,708

The Q1-Q3 2005 financial results of Banking Activities Northern Ireland and Banking Activities Ireland comprise the period March-September only.

Danske Bank Group's pre-tax profit rose 8% compared with the pre-tax profit for the first nine months of 2005.

The Group's income rose 7% in the same period. Of the total income, 71% stemmed from banking activities and more than 40% of that amount came from banking activities outside Denmark.

Developments in the individual business areas are described in the following pages.

Banking Activities Danske Bank

Banking Activities Danske Bank encompasses the banking activities of the Danske Bank division in Denmark. Danske Bank caters to all types of retail and corporate customers. Danske Bank's finance centres serve large corporate and private banking customers. Banking Activities Danske Bank has nine regions with 289 branches, nine finance centres and nearly 4,300 employees.

BANKING ACTIVITIES DANSKE BANK (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	5,106	4,588	111	1,792	1,713	1,601	1,596	1,593	6,184
Net fee income	2,653	2,434	109	770	904	979	885	873	3,319
Net trading income	381	334	114	117	127	137	121	117	455
Other income	4	12	33	3	-	1	3	2	15
Total income	8,144	7,368	111	2,682	2,744	2,718	2,605	2,585	9,973
Operating expenses	4,024	3,824	105	1,293	1,365	1,366	1,344	1,245	5,168
Profit before credit loss expenses	4,120	3,544	116	1,389	1,379	1,352	1,261	1,340	4,805
Credit loss expenses	-383	-252	-	16	-156	-243	-710	-110	-962
Profit before tax	4,503	3,796	119	1,373	1,535	1,595	1,971	1,450	5,767
Loans and advances, end of period	224,786	187,064	120	224,786	221,065	208,056	197,674	187,064	197,674
Deposits, incl. pooled deposits, end of period	227,746	211,256	108	227,746	228,992	224,330	216,219	211,256	216,219
Risk-weighted items (avg.)	214,413	183,037	117	223,070	215,864	204,097	197,383	194,261	186,653
Allocated capital (avg.)	13,937	11,897	117	14,500	14,031	13,266	12,830	12,627	12,132
Pre-tax profit as % p.a. of allocated cap.	43.1	42.5		37.9	43.8	48.1	61.5	45.9	47.5
Cost/income ratio, %	49.4	51.9		48.2	49.7	50.3	51.6	48.2	51.8

- Pre-tax profit up 19%
- Increase in profit before credit loss expenses of 16%
- Income up 11%
- Improved cost/income ratio
- Lending to both retail and corporate customers up 20%
- Strong business activity expected to continue

Banking Activities Danske Bank continued to record strong demand for its products, high activity in the securities markets and low credit loss expenses in the first nine months of 2006.

The 11% increase in net interest income was the result of strong growth in lending to both retail and corporate customers. The percentage of loans secured on real property continued to increase, as did corporate lending. Lending margins remained under pressure, although the rise in interest rates widened the deposit margin and increased the return on allocated capital.

Net fee income rose 9% compared with the first nine months of 2005, owing in particular to the considerable business volume on the securities markets in the first quarter of 2006.

The 5% increase in expenses reflected a general rise in wages, inflation, IT development costs and the growth of activity-based expenses. The increase in income helped reduce the cost/income ratio to 49.4%.

Danske Bank recorded a net positive entry for credit loss expenses of DKr383m, against a net positive entry of DKr252m in the first nine months of 2005. The trend was attributable to a persistently favourable economic climate in Denmark and the high credit quality of the loan portfolio.

Lending to retail customers rose by 20% on the level recorded at the end of September 2005, primarily on the back of satisfactory sales of property financing products. Lending to corporate customers rose by 20% as result of growing demand among the Bank's corporate customers.

Activity is expected to remain high and competition fierce for the rest of 2006.

Banking Activities BG Bank

Banking Activities BG Bank encompasses the banking activities of the BG Bank division in Denmark. BG Bank caters to all types of retail customers and most types of corporate customers through its branch network. BG Bank also serves a number of agricultural customers at special agricultural centres. Banking Activities BG Bank has seven regions with 173 branches, two investment desks and nearly 1,900 employees.

BANKING ACTIVITIES BG BANK (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	2,169	1,999	109	763	724	682	686	684	2,685
Net fee income	1,011	957	106	304	326	381	349	339	1,306
Net trading income	140	106	132	41	46	53	43	38	149
Other income	3	8	38	1	1	1	3	1	11
Total income	3,323	3,070	108	1,109	1,097	1,117	1,081	1,062	4,151
Operating expenses	1,791	1,762	102	585	597	609	630	580	2,392
Profit before credit loss expenses	1,532	1,308	117	524	500	508	451	482	1,759
Credit loss expenses	136	-13	-	43	29	64	-10	68	-23
Profit before tax	1,396	1,321	106	481	471	444	461	414	1,782
Loans and advances, end of period	71,929	60,359	119	71,929	69,689	65,738	63,803	60,359	63,803
Deposits, incl. pooled deposits, end of period	76,338	71,979	106	76,338	75,619	73,039	74,607	71,979	74,607
Risk-weighted items (avg.)	65,537	58,196	113	68,876	64,998	62,669	61,259	59,860	58,968
Allocated capital (avg.)	4,260	3,783	113	4,477	4,225	4,073	3,982	3,891	3,833
Pre-tax profit as % p.a. of allocated cap.	43.7	46.6		43.0	44.6	43.6	46.3	42.6	46.5
Cost/income ratio, %	53.9	57.4		52.8	54.4	54.5	58.3	54.6	57.6

- Pre-tax profit up 6%
- Increase in profit before credit loss expenses of 17%
- Income up 8%
- Improved cost/income ratio
- Lending to retail customers up 18% and lending to corporate customers up 20%
- Strong business activity expected to continue

BG Bank continued to record strong demand for its products and considerable activity in the securities markets in the first nine months of 2006.

The 9% increase in net interest income was the result of strong growth in lending to both retail and corporate customers. As before, growth in lending to retail customers came primarily from satisfactory sales of property financing products. Corporate lending also increased. Lending margins remained under pressure, although the rise in interest rates widened the deposit margin and increased the return on allocated capital.

Net fee income rose 6% compared with the first nine months of 2005, owing in particular to the considerable business volume on the securities markets in the first quarter of 2006.

The 2% increase in expenses reflected a general rise in wages, inflation and IT development costs. The cost/income ratio improved from 57.4% in the first nine months of 2005 to 53.9%.

Credit loss expenses amounted to DKr136m, against a net positive entry of DKr13m in the first nine months of 2005. This trend was the result of a few isolated impairment charges caused by rising energy prices.

Lending to retail customers rose by 18% on the level recorded at the end of September 2005, primarily on the back of satisfactory sales of property financing products. Lending to corporate customers increased 20% and deposits 6%.

Activity is expected to remain high and competition fierce for the rest of 2006.

Banking Activities Sweden

Banking Activities Sweden encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden, which serve all types of retail and corporate customers. Banking Activities Sweden has four regions with 57 branches, four finance centres and nearly 1,150 employees. Real-estate agency business is carried out primarily through the 70 offices of Skandia Mäklarna.

BANKING ACTIVITIES SWEDEN (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	1,307	1,091	120	473	434	400	383	372	1,474
Net fee income	438	345	127	137	158	143	140	116	485
Net trading income	51	36	142	20	15	16	18	12	54
Other income	32	6	533	12	13	7	13	1	19
Total income	1,828	1,478	124	642	620	566	554	501	2,032
Operating expenses	1,066	911	117	351	374	341	346	307	1,257
Profit before credit loss expenses	762	567	134	291	246	225	208	194	775
Credit loss expenses	40	-43	-	7	-50	83	9	13	-34
Profit before tax	722	610	118	284	296	142	199	181	809
Profit before tax in local currency (SKr)	897	760	118	353	366	178	252	226	1,012
Loans and advances, end of period	133,499	106,153	126	133,499	128,151	116,709	113,964	106,153	113,964
Deposits, end of period	45,917	35,312	130	45,917	44,537	39,472	37,329	35,312	37,329
Risk-weighted items (avg.)	103,159	81,922	126	110,053	102,850	96,425	90,936	87,840	84,194
Allocated capital (avg.)	6,705	5,325	126	7,153	6,685	6,268	5,911	5,710	5,473
Pre-tax profit as % p.a. of allocated cap.	14.4	15.3		15.9	17.7	9.1	13.5	12.7	14.8
Cost/income ratio, %	58.3	61.6		54.7	60.3	60.2	62.5	61.3	61.9

- Pre-tax profit up 18%
- Increase in profit before credit loss expenses of 34%
- Income up 24%
- Improved cost/income ratio
- Growth in lending of 25% in local currency
- Strong growth expected to continue

Net interest income rose 20% on the same period a year ago. The strong growth in lending more than compensated for the narrowing of lending margins caused by fierce competition and by the increasing proportion of property financing products and loans to large corporates.

The 27% increase in net fee income was owing to growing business volume, rising securities trading volume and an increasing number of payment transactions.

Other income rose DKr26m as a result primarily of the income from the real-estate agency chain Skandia Mäklarna, which was consolidated in the accounts of the Group with effect from October 1, 2005.

The increase in expenses of 17% reflects the high level of activity, the expansion of the branch network and the consolidation of Skandia Mäklarna in the accounts of the Group.

A collective impairment charge and a few isolated losses caused credit loss expenses to rise from a net income of DKr43m in the first nine months of 2005 to a loss of DKr40m.

In local currency, lending to retail customers grew by 24%, while lending to corporate customers increased by 26% on the level recorded a year ago. The growth in corporate lending was owing primarily to large and medium-sized businesses, whereas sales of property financing products reinforced growth in lending to retail customers.

Growth in both retail and corporate lending outperformed market growth. The overall lending market in Sweden rose by an average of about 11% on the level recorded a year ago. Banking Activities Sweden's share of lending now stands at 5.7%.

During the year, the Group opened a new branch in Stockholm, while two small branches in the Eastern region were closed. Another two branches are expected to open before the end of the year.

The Group's Swedish banking operations are expected to continue to record profitable growth in a highly competitive market.

Banking Activities Norway

Banking Activities Norway encompasses primarily the banking activities of Fokus Bank in Norway. Fokus Bank serves all types of retail and corporate customers. Banking Activities Norway has five regions with 63 branches, five finance centres and nearly 1,300 employees. Real-estate agency business is carried out through the 38 offices of Fokus Krogsveen.

BANKING ACTIVITIES NORWAY (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	1,149	932	123	410	385	354	354	336	1,286
Net fee income	298	271	110	90	107	101	106	94	377
Net trading income	83	52	160	33	23	27	9	20	61
Other income	216	65	332	88	74	54	48	51	113
Total income	1,746	1,320	132	621	589	536	517	501	1,837
Operating expenses	1,125	961	117	395	365	365	370	360	1,331
Profit before credit loss expenses	621	359	173	226	224	171	147	141	506
Credit loss expenses	-74	-65	-	-12	-69	7	-8	-21	-73
Profit before tax	695	424	164	238	293	164	155	162	579
Profit before tax in local currency (NKr)	744	457	163	259	308	177	165	171	622
Loans and advances, end of period	100,610	82,464	122	100,610	96,718	90,329	87,309	82,464	87,309
Deposits, end of period	40,385	36,718	110	40,385	44,447	40,344	39,315	36,718	39,315
Risk-weighted items (avg.)	74,464	60,521	123	80,246	73,450	69,579	68,392	65,416	62,505
Allocated capital (avg.)	4,840	3,934	123	5,216	4,774	4,523	4,445	4,252	4,063
Pre-tax profit as % p.a. of allocated cap.	19.1	14.4		18.3	24.5	14.5	13.9	15.2	14.3
Cost/income ratio, %	64.4	72.8		63.6	62.0	68.1	71.6	71.9	72.5

- Pre-tax profit up 64%
- Increase in profit before credit loss expenses of 73%
- Income up 32%
- Improved cost/income ratio
- Increase in lending of 28% in local currency
- Strong growth expected to continue

Net interest income rose 23% on the same period a year ago. Increased business volume with existing customers and a significant inflow of new customers more than compensated for the effect of the ongoing competition on margins.

The 10% growth in net fee income was attributable to the increase in business volume.

Fokus Krogsveen, Fokus Bank's real-estate agency arm, acquired Meglerhuset Nylander, including a staff of 100 and 14 real-estate agency offices, with effect from August 1, 2006. Meglerhuset Nylander operates mainly in central Norway.

Other income rose DKr151m as a result primarily of income from the real-estate agency chain Fokus Krogsveen, which was consolidated in the accounts of the Group with effect from July 1, 2005.

The recruitment of more employees to serve customers and the reinforcement of centralised advisory expertise to serve corporate customers contributed to the 5% increase in expenses, excluding expenses incurred by Fokus Krogsveen, over the level recorded a year ago.

Fokus Bank recorded a net positive entry for credit loss expenses of DKr74m, against a net positive entry of DKr65m in the first nine months of 2005. The persistently low level of credit loss expenses was attributable to the favourable economic climate in Norway and the high credit quality of the loan portfolio.

In local currency, lending rose 28% over the level at September 30, 2005. Lending growth outperformed market growth.

The expansion of the Norwegian branch network in recent years, the organisational adjustments and the acquisition of real-estate agency chains are expected to make the Group's Norwegian banking operations well prepared for further profitable growth.

Banking Activities Northern Ireland

Banking Activities Northern Ireland encompasses the banking activities of Northern Bank, which serves both retail and corporate customers. Banking Activities Northern Ireland has four regions with 95 branches, four finance centres and around 1,900 employees.

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	1,251	911	-	435	415	401	406	399	1,317
Net fee income	363	332	-	129	101	133	132	144	464
Net trading income	65	8	-	24	26	15	1	14	9
Other income	12	19	-	5	5	2	1	4	20
Total income	1,691	1,270	-	593	547	551	540	561	1,810
Amortisation of intangible assets	341	263	-	118	112	111	111	121	374
Integration expenses	373	166	-	49	194	130	183	78	349
Other operating expenses	1,108	733	-	369	390	349	295	325	1,028
Operating expenses	1,822	1,162	-	536	696	590	589	524	1,751
Profit before credit loss expenses	-131	108	-	57	-149	-39	-49	37	59
Credit loss expenses	14	34	-	-2	11	5	2	15	36
Profit before tax	-145	74	-	59	-160	-44	-51	22	23
Profit before tax in local currency (£)	-13	7	-	6	-15	-4	-5	2	2
Loans and advances, end of period	57,372	39,312	146	57,372	52,851	41,654	40,497	39,312	40,497
Deposits, end of period	59,379	41,579	143	59,379	54,351	41,708	40,501	41,579	40,501
Risk-weighted items (avg.)	38,442	34,304	112	37,138	38,949	39,263	38,402	35,551	35,337
Allocated capital (avg.)	2,499	2,230	112	2,414	2,532	2,552	2,496	2,311	2,297
Pre-tax profit as % p.a. of allocated cap.	-7.7	5.7		9.8	-25.3	-6.9	-8.2	3.8	1.2
Cost/income ratio, %	107.7	91.5		90.4	127.2	107.1	109.1	93.4	96.7
Operating expenses, excl. integration expenses, as % of income	85.7	78.4		82.1	91.8	83.5	75.2	79.5	77.5

Q1-Q3 2005 comprises the financial results for the period March-September 2005 only.

- Pre-tax result in line with expectations
- Lending growth of 16% in local currency
- Branding and product launches proceed according to plan
- Strong growth expected to continue in 2006

Net interest income amounted to DKr1,251m and net fee income to DKr363m in the first nine months of 2006, in line with expectations. After the expected slowdown in the second quarter as a result of the IT migration, activities picked up in the third quarter.

Total operating expenses of DKr1,822m included amortisation of intangible assets of DKr341m and integration costs of DKr373m. Other operating expenses increased due to overtime pay and higher marketing and re-branding costs after the migration. Operating expenses fell in the third quarter, as planned.

Total lending increased by DKr18bn, of which about DKr11bn is the result of the switch to a new method of recognising loans and advances under which loans and advances to customers are no longer set off against deposits held by the same customers. Adjusted for this effect, growth in lending amounted to 17% compared with the level at the end of September 2005. Competition, on home financing products in particular, resulted in a narrowing of lending margins, although its effect was more than offset by the increase in lending.

Adjusted for the new method of recognising loans, advances and deposits, total deposits rose by 15%.

Marketing campaigns and the introduction of new and improved products at competitive prices followed in the wake of the migration. Sales of customer packages show a rising trend, and with the upgrading of the staff's expertise and skills, Northern Bank has established a strong platform for future competition.

Banking Activities Ireland

Banking Activities Ireland encompasses the banking activities of National Irish Bank, which serves primarily retail customers and large corporate customers. Banking Activities Ireland has five regions with 59 branches and around 700 employees.

BANKING ACTIVITIES IRELAND (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	660	428	-	240	219	201	193	182	621
Net fee income	99	76	-	36	28	35	35	35	111
Net trading income	42	5	-	9	19	14	1	-9	6
Other income	4	10	-	1	2	1	5	5	15
Total income	805	519	-	286	268	251	234	213	753
Amortisation of intangible assets	76	60	-	25	25	26	25	26	85
Integration expenses	151	88	-	4	68	79	116	52	204
Other operating expenses	613	387	-	184	242	187	179	164	566
Operating expenses	840	535	-	213	335	292	320	242	855
Profit before credit loss expenses	-35	-16	-	73	-67	-41	-86	-29	-102
Credit loss expenses	-3	5	-	-24	23	-2	-1	2	4
Profit before tax	-32	-21	-	97	-90	-39	-85	-31	-106
Profit before tax in local currency (€)	-4	-3	-	13	-12	-5	-11	-5	-14
Loans and advances, end of period	46,677	30,246	154	46,677	41,957	36,449	34,028	30,246	34,028
Deposits, end of period	19,738	20,948	94	19,738	17,045	21,392	21,668	20,948	21,668
Risk-weighted items (avg.)	33,820	22,578	150	38,127	33,103	30,143	27,902	24,561	23,920
Allocated capital (avg.)	2,198	1,468	150	2,478	2,152	1,959	1,814	1,596	1,555
Pre-tax profit as % p.a. of allocated cap.	-1.9	-2.5		15.7	-16.7	-8.0	-18.7	-7.8	-8.2
Cost/income ratio, %	104.3	103.1		74.5	125.0	116.3	136.8	113.6	113.5
Operating expenses, excl. integration expenses, as % of income	85.6	86.1		73.1	99.6	84.9	87.2	89.2	86.5

Q1-Q3 comprises the financial results for the period March-September 2005 only.

- Pre-tax result in line with expectations
- Lending growth of 54% in local currency
- Growth outperformed market average
- Branding and product launches proceed according to plan
- Strong growth expected to continue in 2006

Net interest income amounted to DKr660m and net fee income to DKr99m in the first nine months of 2006, in line with expectations. Growth in net interest income in the period reflects lending growth.

Total operating expenses of DKr840m included amortisation of intangible assets of DKr76m and integration costs of DKr151m. Other operating expenses increased due to overtime pay and higher marketing and re-branding costs after the migration. Operating expenses fell in the third quarter, as planned.

Credit loss expenses showed a net positive entry of DKr3m, reflecting the high credit quality of the loan portfolio.

Total lending measured in local currency rose by 54% over the level recorded at the end of September 2005, outperforming market growth. The increase in lending more than offset the narrowing margins on both corporate and retail loans resulting from increased competition.

Deposits fell from around DKr21bn to DKr20bn. As deposits of around DKr5bn made by large businesses were transferred to Danske Markets, the development in deposits actually showed an increase of about DKr4bn.

Since the IT migration and re-branding of National Irish Bank, the bank has significantly widened its range of products and services to both retail and corporate customers. Combined with its growth strategy, which includes opening more than 15 branches over the next three years, National Irish Bank has a strong platform for future competition.

Other Banking Activities

Other Banking Activities comprises the activities of Nordania and the banking activities carried out in Luxembourg, Germany, Poland and Finland.

OTHER BANKING ACTIVITIES (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	587	555	106	202	181	204	200	186	755
Net fee income	210	170	124	67	73	70	60	56	230
Net trading income	79	70	113	21	29	29	21	18	91
Other income	1,029	967	106	329	339	361	321	316	1,288
Total income	1,905	1,762	108	619	622	664	602	576	2,364
Operating expenses	1,154	1,079	107	381	373	400	353	353	1,432
Profit before credit loss expenses	751	683	110	238	249	264	249	223	932
Credit loss expenses	-150	277	-	-101	-24	-25	-58	-7	219
Profit before tax	901	406	222	339	273	289	307	230	713
Loans and advances, end of period	59,128	52,673	112	59,128	58,289	54,911	55,925	52,673	55,925
Deposits, end of period	13,145	11,275	117	13,145	13,396	12,114	13,033	11,275	13,033
Risk-weighted items (avg.)	61,229	51,285	119	62,769	61,905	58,971	55,250	53,811	52,284
Allocated capital (avg.)	3,980	3,334	119	4,080	4,024	3,833	3,591	3,498	3,398
Pre-tax profit as % p.a. of allocated cap.	30.2	16.2		33.2	27.1	30.2	34.2	26.3	21.0
Cost/income ratio, %	60.6	61.2		61.6	60.0	60.2	58.6	61.3	60.6

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Nordania	258	268	96	50	80	128	127	83	395
Banking activities abroad	643	138	466	289	193	161	180	147	318
Other Banking Activities	901	406	222	339	273	289	307	230	713

- Pre-tax profit up 122%
- Increase in profit before credit loss expenses of 10%
- Favourable trend in all banking activities outside Denmark

The profit before credit loss expenses at Nordania was DKr289m, against DKr292m in the first nine months of 2005.

All non-Danish activities carried under Other Banking Activities recorded a positive trend in business in the first nine months of 2006. The profit before credit loss expenses rose by 18% from DKr391m in the first nine months of 2005 to DKr462m.

Other Banking Activities recorded a net positive entry for credit loss expenses of DKr150m, against a loss of DKr277m in the first nine months of 2005. In 2005, the result was adversely affected by impairment charges against a few individual facilities. Some of these charges were reversed in the third quarter of 2006.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried out through "home", which has 197 offices throughout the country.

MORTGAGE FINANCE (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	2,654	2,536	105	899	880	875	887	871	3,423
Net fee income	-175	71	-	-61	-53	-61	12	2	83
Net trading income	110	149	74	53	15	42	46	50	195
Other income	143	136	105	44	47	52	42	45	178
Total income	2,732	2,892	94	935	889	908	987	968	3,879
Operating expenses	875	910	96	279	296	300	332	287	1,242
Profit before credit loss expenses	1,857	1,982	94	656	593	608	655	681	2,637
Credit loss expenses	-86	-94	-	-23	-53	-10	-24	-18	-118
Profit before tax	1,943	2,076	94	679	646	618	679	699	2,755
Mortgage loans, end of period	592,784	557,717	106	592,784	573,105	567,002	569,092	557,717	569,092
Risk-weighted items (avg.)	283,178	269,338	105	287,955	282,105	279,380	276,654	274,042	271,182
Allocated capital (avg.)	18,407	17,507	105	18,717	18,337	18,160	17,983	17,813	17,627
Pre-tax profit as % p.a. of allocated cap.	14.1	15.8		14.5	14.1	13.6	15.1	15.7	15.6
Cost/income ratio, %	32.0	31.5		29.8	33.3	33.0	33.6	29.6	32.0

- Pre-tax profit down 6%
- Lower refinancing activity
- Nominal increase in lending of 9%
- Market share of net new lending at 29.5%, against 27.5% in 2005

In the first nine months of 2006, activity was back at a more normal level after a long period of refinancing waves and launches of a number of new products. The pre-tax profit fell by 6% to DKr1,943m, against DKr2,076m in the first nine months of 2005.

The 5% increase in net interest income was the result of a rise in administration margins due to a larger loan portfolio.

The decline in net fee income reflected lower refinancing activity and higher charges payable to the Group's Danish banking units for loans arranged through them.

Operating expenses fell by 4%. The cost/income ratio increased marginally due to the fall in income. Credit loss expenses amounted to a net positive entry of DKr86m, against a net positive entry of DKr94m in the first nine months of 2005. The loan portfolio continued to be of high credit quality, reflected in an average loan-to-value ratio of 54.1% at the end of September 2006, compared with 58% at the end of 2005.

The loan portfolio grew by DKr24bn compared with the end of 2005, and the nominal outstanding bond debt rose by DKr35bn to DKr598bn.

The private market accounted for 62% of the portfolio at September 30, 2006, the same as in 2005. Interest-only loans accounted for 38% of Realkredit Danmark's portfolio of loans to the private market at the end of September 2006, against 33% at the end of 2005.

The market share of gross lending measured at fair value rose to 30.7% in the first nine months of 2006 from 29.5% in 2005 as a whole. The market share of the loan portfolio was 32.8% at September 30, 2006, against 33.4% at the end of 2005. The Group's market share of net new lending was 29.5% in the first nine months of 2006, against 27.5% in 2005.

In view of expectations that interest rates will rise slightly in Denmark, the refinancing activity generated by changes in rates is expected to remain modest during the last three months of 2006 compared with 2005.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange, equities and interest-bearing securities, providing the largest corporate customers and institutional clients with financial products and advisory services on mergers and acquisitions, and assisting customers in connection with their issue of equity and debt on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign exchange and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region. Institutional facilities with Nordic financial institutions form part of the Group's banking activities.

DANSKE MARKETS (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Total income	4,233	4,049	105	1,332	1,191	1,710	1,442	1,346	5,491
Operating expenses	1,517	1,400	108	468	500	549	379	490	1,779
Profit before credit loss expenses	2,716	2,649	103	864	691	1,161	1,063	856	3,712
Credit loss expenses	-49	-14	-	-16	-25	-8	7	-2	-7
Profit before tax	2,765	2,663	104	880	716	1,169	1,056	858	3,719
Loans and advances, end of period	38,041	36,265	105	38,041	39,399	35,699	32,807	36,265	32,807
Risk-weighted items (avg.)	112,937	98,163	115	115,520	113,331	109,898	103,167	109,315	99,424
Allocated capital (avg.)	7,341	6,381	115	7,509	7,367	7,143	6,706	7,105	6,463
Pre-tax profit as % p.a. of allocated cap.	50.2	55.6		46.9	38.9	65.5	63.0	48.3	57.5
Cost/income ratio, %	35.8	34.6		35.1	42.0	32.1	26.3	36.4	32.4

TOTAL INCOME (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Trading activities	2,740	2,367	116	840	883	1,017	701	917	3,068
Proprietary trading	183	370	49	-17	-40	240	8	112	378
Investment portfolio	950	974	98	375	235	340	615	201	1,589
Institutional banking	360	338	107	134	113	113	118	116	456
Total Danske Markets	4,233	4,049	105	1,332	1,191	1,710	1,442	1,346	5,491

- Pre-tax profit up 4%
- Income up 5%
- Income from trading activities up 16%

The Danish krone fixed-income market saw increases of 75bp-100bp in the first nine months of 2006, largely matching developments in the euro market. During the same period a year ago, the Danish market dropped by up to 75bp.

Income from trading activities in Denmark and abroad was satisfactory as a result of increased volatility and larger trading volumes. The trend in interest rates prompted many corporate customers to switch from variable-rate to fixed-rate exposure, but it also caused a decline in refinancing activity compared with the same period last year. Overall, income from trading activities rose 16% on the first nine months of 2005.

Income from proprietary trading fell, owing in particular to the volatile equity market in the second and third quarters of 2006.

Investment portfolio income was maintained at the same high level as in the first nine months of 2005. Income from holdings of unlisted shares in companies providing financial infrastructure in Denmark and property companies amounted to DKr220m in the first nine months of 2005 and DKr153m in the same period this year. Part of the decline in income from these sources was offset by higher income from investment funds.

Income from institutional banking, including customers in London, was satisfactory.

Operating expenses rose 8% primarily as a result of increased expenses for performance-based compensation.

The high activity level at Danske Markets is expected to continue throughout 2006.

Danske Capital

Danske Capital manages the funds of retail customers and institutional investors and the funds of Danica Pension, Danske Fund, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

DANSKE CAPITAL (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Total income	685	586	117	225	229	231	307	202	893
Operating expenses	326	269	121	105	109	112	115	87	384
Profit before tax	359	317	113	120	120	119	192	115	509
Risk-weighted items (avg.)	519	156	333	814	571	165	128	85	149
Allocated capital (avg.)	34	10	333	53	37	11	8	6	10
Cost/income ratio, %	47.6	45.9		46.7	47.6	48.5	37.5	43.1	43.0
Assets under management (DKr bn)	476	458	104	476	459	473	468	458	468

- Pre-tax profit up 13%
- Profits of non-Danish units continued to rise substantially
- Satisfactory investment results

The 17% growth in income was attributable primarily to increased activities in the non-Danish units whose total income rose 31% on the same period last year.

The rise in costs amounted to 21% and was attributable primarily to a rise in the number of employees, to increased activities in the non-Danish units and to higher expenses for performance-based compensation.

Sales totalled DKr8.6bn in the first nine months of 2006: DKr3.6bn from Danske Capital units outside Denmark and DKr5.0bn from Danske Capital units in Denmark.

Danske Capital's market share of unit trust business targeting Danish retail customers was 33% (measured by assets under management) at September 30, 2006, against 36% a year earlier.

Danske Capital's investment results were satisfactory with returns above benchmark in a number of key areas, including European, Norwegian, Swedish and eastern European equities. Most fixed-income products achieved returns around their benchmarks.

Danica Pension

Danica encompasses all the Danske Bank Group's activities in the life insurance and pensions market. Marketed under the name of Danica Pension, the unit targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Group, primarily Banking Activities' outlets and Danica Pension's insurance brokers and advisers.

DANICA PENSION (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Share of technical provisions, etc.	776	837	93	252	259	265	291	287	1,128
Health and accident result, insurance result	-180	-118	-	-61	-43	-76	-557	-26	-675
Health and accident result, investment result	-65	115	-	125	-80	-110	313	31	428
Total risk allowance	531	834	64	316	136	79	47	292	881
Insurance result, unit-linked and personal injury business	-15	33	-	9	-38	14	5	16	38
Investment result	481	358	134	303	17	161	122	104	480
Financing result	-196	-146	-	-75	-65	-56	-47	-54	-193
Deferred risk allowance	-	-	-	215	-215	-	441	-	441
Net income from insurance business	801	1,079	74	768	-165	198	568	358	1,647
Premiums, insurance contracts	11,432	10,835	106	3,574	3,599	4,259	4,458	3,499	15,293
Premiums, investment contracts	1,283	840	153	337	451	495	816	211	1,656
Technical provisions (avg.)	177,117	166,145	107	174,269	177,444	179,639	171,189	168,727	167,406
Allocated capital (avg.)	8,070	8,326	97	7,657	7,860	8,693	8,631	8,605	8,402
Net income as % p.a. of allocated cap.	13.2	17.3		40.1	-8.4	9.1	26.3	16.6	19.6

Only 30% of the health and accident insurance results is recognised in the accounts for the first nine months of 2005 in accordance with the profit model in force at that time.

- Premium income up 9%
- Return on investment of customers' funds of 1.2%
- Booking of risk allowance
- Persistently unsatisfactory result for the health and accident business

The trend in business activities in the first nine months of 2006 was satisfactory, with premium income of DKr12.7bn, up 9% on the figure recorded a year ago. Premiums received for market-based products rose 120% in Denmark and 51% in Sweden.

The net income from insurance business fell to DKr801m. The increase in volume could not compensate for the effects of the revised profit model introduced on January 1, 2006. The result of the health and accident business remained unsatisfactory but benefited from a higher investment return in the third quarter of the year than in the two preceding quarters.

The return on customers' funds was 1.2% in the first nine months of 2006, against 11.4% in the same period last year. The return was affected by the increase in prices on the equity and fixed-income markets in the third quarter of 2006, including the higher market value of interest rate instruments employed to hedge minimum obligations under insurance contracts. The return on customers' funds in the third quarter allowed the Group to book the risk allowance for the full nine-month period.

Although the return on investments was a modest 1.2%, interest was added to policyholders' savings at a rate of 4.5% p.a. after tax on pension returns in the first nine months of the year. The collective bonus potential increased by DKr1.3bn to DKr12.5bn at the end of September 2006 after the booking of the risk allowance.

Assuming unchanged interest rates throughout the fourth quarter of the year, equity prices may fall by up to 5% without affecting the booking of the risk allowance at the end of the year. Similarly, interest rates may rise by up to 75bp, assuming unchanged equity prices.

A 30% fall in equity prices would have reduced the collective bonus potential by DKr10.6bn and shareholders' equity by DKr0.8bn at the end of September 2006. An increase in interest rates of 1.0 percentage point would have reduced the collective bonus potential by DKr1.6bn and shareholders' equity by DKr110m.

Other areas

Other areas encompasses the Group's real property activities, unallocated cost of capital and expenses for Group support functions. Moreover, the area covers the elimination of return on own shares.

OTHER AREAS (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	-678	-562	-	-292	-189	-197	-283	-224	-845
Net fee income	-147	-17	-	-43	-63	-41	-15	-2	-32
Net trading income	-103	-164	-	-26	48	-125	-142	-92	-306
Other income	470	431	-	194	240	36	162	150	593
Total income	-458	-312	-	-167	36	-327	-278	-168	-590
Operating expenses	-159	302	-	36	-142	-53	227	68	529
Profit before credit loss expenses	-299	-614	-	-203	178	-274	-505	-236	-1,119
Credit loss expenses	1	-	-	1	-	-	-	-4	-
Profit before tax	-300	-614	-	-204	178	-274	-505	-232	-1,119

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Cost of capital	-708	-590	-	-273	-198	-237	-206	-198	-796
Own shares	-106	-156	-	-54	44	-96	-164	-31	-320
Others	514	132	-	123	332	59	-135	-3	-3
Total Other areas	-300	-614	-	-204	178	-274	-505	-232	-1,119

The result for Other areas was adversely affected by increased capital costs following the acquisition of the banks in the Republic of Ireland and Northern Ireland and by the elimination of returns on own shares.

The pre-tax profit of Others amounted to DKr514m, against DKr132m in the first nine months of 2005. The increase is the result of the closure of the Group's Norwegian pension fund, which reduced operating expenses by DKr0.2bn in the second quarter of 2006, and the sale of the property previously serving as the head office of Realkredit Danmark. The profit of DKr137m on the sale was recognised in the third quarter of 2006.

Outlook for 2006

The Group is raising its expectations for full-year profit before credit loss expenses from the guidance in the interim report for the first half of 2006. The trends in prices on the financial markets in the fourth quarter of the year may, however, considerably affect the result.

In 2006, Europe is likely to continue to see moderate economic growth and slightly increasing interest rates. The Group expects growth in its principal markets to be higher than average European growth.

Net interest income and net fee income from banking activities are expected to rise from the level recorded in 2005 as a result of double-digit growth in property financing and corporate lending. In addition, the Group will recognise income from its banking activities in Northern Ireland and the Republic of Ireland for the full year, as opposed to the 10-month period in 2005.

Net trading income will depend heavily on the trends in prices in the financial markets, and is likely to be lower than in 2005, which benefited from one-off income of about DKr1.6bn from the sale of property; unlisted shares, including HandelsFinans; and the loan portfolios of the New York and London branches.

Net income from insurance business is expected to be lower than in 2005, which included a risk allowance also for previous years. The Group expects to book its risk allowance for 2006. However, the booking will depend on the trend in prices on the financial markets in the fourth quarter of the year.

Despite considerable one-off income in 2005, the Group expects total income in 2006 to be 3%-5% higher than the year before.

Costs are expected to rise by about 5%. The main reasons are the accounting periods of Northern Bank and National Irish Bank, which will cover two months more than in 2005, and accelerated integration costs. Excluding these factors, expenses are expected to rise around 2%.

On the basis of favourable economic trends and satisfactory loan portfolio quality, the Group expects to record modest credit loss expenses throughout the rest of 2006.

Consequently, the pre-tax profit for 2006 is expected to match the level recorded in 2005. However, the result will continue to depend on the level of activity, economic trends and the trends in prices in the financial markets, among other factors.

The Group expects its tax rate to be 28%.

Copenhagen, October 31, 2006

Financial highlights - Danske Bank Group

NET PROFIT FOR THE PERIOD (DKr m)	Q1-Q3 2006	Q1-Q3 2005	Index 06/05	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net interest income	14,210	12,734	112	4,924	4,762	4,524	4,432	4,462	17,166
Net fee income	5,421	5,285	103	1,651	1,806	1,964	2,004	1,881	7,289
Net trading income	5,094	4,785	106	1,627	1,543	1,924	1,566	1,493	6,351
Other income	1,909	1,656	115	675	721	513	599	576	2,255
Net income from insurance business	801	1,079	74	768	-165	198	568	358	1,647
Total income	27,435	25,539	107	9,645	8,667	9,123	9,169	8,770	34,708
Operating expenses	14,381	13,238	109	4,642	4,868	4,871	4,960	4,580	18,198
Profit before credit loss expenses	13,054	12,301	106	5,003	3,799	4,252	4,209	4,190	16,510
Credit loss expenses	-554	-288	-	-111	-314	-129	-808	-63	-1,096
Profit before tax	13,608	12,589	108	5,114	4,113	4,381	5,017	4,253	17,606
Tax	3,823	3,638	105	1,416	1,157	1,250	1,283	1,286	4,921
Net profit for the period	9,785	8,951	109	3,698	2,956	3,131	3,734	2,967	12,685
Attributable to minority interests	-14	3	-	-1	-12	-1	1	3	4

BALANCE SHEET (DKr m)	Sep. 30, 2006	Sep. 30, 2005	Index 06/05	Sep. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2005
Bank loans and advances	1,007,570	824,661	122	1,007,570	973,041	860,591	829,603	824,661	829,603
Mortgage loans	592,784	557,717	106	592,784	573,105	567,002	569,092	557,717	569,092
Trading portfolio assets	431,660	456,773	95	431,660	394,124	357,484	444,521	456,773	444,521
Investment securities	29,035	51,262	57	29,035	26,215	31,790	28,712	51,262	28,712
Assets under insurance contracts	190,226	192,449	99	190,226	181,366	187,732	188,342	192,449	188,342
Other assets	401,795	316,028	127	401,795	364,677	387,109	371,718	316,028	371,718
Total assets	2,653,070	2,398,890	111	2,653,070	2,512,528	2,391,708	2,431,988	2,398,890	2,431,988
Due to credit institutions and central banks	545,937	485,209	113	545,937	470,457	422,092	476,363	485,209	476,363
Deposits	677,603	583,732	116	677,603	688,845	617,987	631,184	583,732	631,184
Issued mortgage bonds	470,227	438,451	107	470,227	456,298	446,806	438,675	438,451	438,675
Trading portfolio liabilities	229,167	243,854	94	229,167	218,920	204,690	212,042	243,854	212,042
Liabilities under insurance contracts	213,770	211,848	101	213,770	205,805	210,402	212,328	211,848	212,328
Other liabilities	399,129	319,848	125	399,129	358,577	377,429	343,470	319,848	343,470
Subordinated debt	40,358	45,522	89	40,358	40,164	41,951	43,837	45,522	43,837
Shareholders' equity	76,879	70,426	109	76,879	73,462	70,351	74,089	70,426	74,089
Total liabilities and equity	2,653,070	2,398,890	111	2,653,070	2,512,528	2,391,708	2,431,988	2,398,890	2,431,988

RATIOS AND KEY FIGURES	Q1-Q3 2006	Q1-Q3 2005		Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Full year 2005
Net profit for the period per share, DKr	15.7	14.3		5.9	4.7	5.0	6.0	4.7	20.2
Diluted net profit for the period per share, DKr	15.6	14.2		5.9	4.7	5.0	6.0	4.7	20.2
Net profit for the period as % p.a. of average shareholders' equity	17.6	17.7		19.7	16.4	16.8	20.7	17.2	18.4
Cost/income ratio, %	52.4	51.8		48.1	56.2	53.4	54.1	52.2	52.4
Solvency ratio, incl. net profit for the period, %	9.7	9.8		9.7	9.8	10.2	10.3	9.8	10.3
Core (tier 1) capital ratio, incl. net profit for the period and hybrid core capital, %	7.1	6.9		7.1	7.1	7.3	7.3	6.9	7.3
Risk-weighted items, end of period, DKr bn	1,053	933		1,053	1,019	972	944	933	944
Share price, end of period, DKr	230.7	190.1		230.7	221.5	229.0	221.2	190.1	221.2
Book value per share, DKr	123.1	112.3		123.1	117.5	112.5	118.2	112.3	118.2
Full-time-equivalent staff, end of period	19,384	19,249		19,384	19,185	19,195	19,162	19,249	19,162

Accounting policies - Danske Bank Group

This report for the first nine months of 2006 has been prepared in compliance with IAS 34, "Interim Financial Reporting", and the rules on interim financial reporting issued by the Copenhagen Stock Exchange. The application of IAS 34 means that the disclosure is less detailed than in a full annual report and that the valuation principles laid down by the International Financial Reporting Standards (IFRS) are applied.

The Group has not changed its accounting policies from those followed in the Annual Report for 2005 except in the instances mentioned below. The Annual Report for 2005 provides a full description of the Group's accounting policies.

With effect from January 1, 2006, the Group has adjusted its policies for the recognition of provisions for unit-linked insurance contracts to comply with the new rules issued by the Danish FSA. Under the earlier accounting policies, the present value of the future administrative result was recognised at the establishment of a contract. According to the adjustment, future provisions will, as a minimum, equal the surrender value of contracts. Comparative figures have been restated.

This adjustment reduced net income from insurance business by DKr195m and tax by DKr55m in the first nine months of 2006. The effects on the comparative figures for 2005 were reductions of DKr183m and DKr46m, respectively. The accounting policies effective as of January 1, 2006, led to a decline in the value of other assets of DKr57m, a rise in liabilities under insurance contracts of DKr494m, a decrease in deferred tax liabilities of DKr130m and a lowering of shareholders' equity of DKr421m.

Furthermore, the presentation of the business areas Danica Pension and Danske Markets has been revised: Danica Pension's investment return on assets allocated to shareholders' equity is now recognised as income from Danica Pension and not from Danske Markets as was previously the case with part of the return. The amount reclassified for 2005 was DKr153m. Comparative figures have been restated.

Standards and interpretations not yet in force

The International Accounting Standards Board (IASB) has approved a number of international accounting standards and interpretations that have not yet come into force. None of these is expected to affect the Group's financial reporting.

Income statement - Danske Bank Group

(DKr m)	Q1-Q3 2006	Q1-Q3 2005	Q3 2006	Q3 2005
Interest income	74,024	64,510	26,943	23,319
Interest expense	54,699	42,668	20,641	15,858
Net interest income	19,325	21,842	6,302	7,461
Fee income	7,171	6,966	2,201	2,440
Fee expenses	1,867	1,779	595	617
Net trading income	345	16,204	9,989	3,775
Other income	3,851	2,519	945	877
Net premiums	11,344	10,769	3,536	3,453
Net insurance benefits	12,536	30,597	12,718	8,535
Income from associated undertakings	341	294	44	140
Profit on sale of associated and subsidiary undertakings	153	-	153	-
Staff costs and administrative expenses	13,364	12,431	4,274	4,295
Amortisation and depreciation	1,709	1,486	580	509
Credit loss expenses	-554	-288	-111	-63
Profit before tax	13,608	12,589	5,114	4,253
Tax	3,823	3,638	1,416	1,286
Net profit for the period	9,785	8,951	3,698	2,967
Portion attributable to				
shareholders of the Parent Company	9,799	8,948	3,699	2,964
minority interests	-14	3	-1	3
Net profit for the period	9,785	8,951	3,698	2,967
Net profit for the period per share, DKr	15.7	14.3	5.9	4.7
Diluted net profit for the period per share, DKr	15.6	14.2	5.9	4.7

Balance sheet – Danske Bank Group

(DKr m)	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2005
ASSETS			
Cash in hand and demand deposits with central banks	17,276	13,881	17,940
Due from credit institutions and central banks	305,267	274,918	215,926
Trading portfolio assets	431,660	444,521	456,773
Financial investment securities	29,035	28,712	51,262
Bank loans and advances	1,007,570	829,603	824,661
Mortgage loans	592,784	569,092	557,717
Assets under pooled schemes and unit-linked investment contracts	37,945	35,676	33,565
Assets under insurance contracts	190,226	188,342	192,449
Holdings in associated undertakings	941	1,044	979
Intangible assets	7,518	7,626	7,629
Investment property	3,818	3,626	3,853
Tangible assets	7,459	7,248	7,239
Current tax assets	100	116	546
Deferred tax assets	339	506	648
Other assets	21,132	27,077	27,703
Total assets	2,653,070	2,431,988	2,398,890
LIABILITIES			
Due to credit institutions and central banks	545,937	476,363	485,209
Deposits	677,603	631,184	583,732
Trading portfolio liabilities	229,167	212,042	243,854
Issued mortgage bonds	470,227	438,675	438,451
Deposits under pooled schemes and unit-linked investment contracts	44,603	42,287	39,117
Liabilities under insurance contracts	213,770	212,328	211,848
Other issued bonds	305,672	251,099	227,343
Current tax liabilities	3,017	621	3,935
Deferred tax liabilities	1,577	1,581	1,080
Other liabilities	44,260	47,882	48,373
Subordinated debt	40,358	43,837	45,522
Total liabilities	2,576,191	2,357,899	2,328,464
SHAREHOLDERS' EQUITY			
Shareholders of the Parent Company	76,832	74,042	70,382
Minority interests	47	47	44
Total shareholders' equity	76,879	74,089	70,426
Total liabilities and equity	2,653,070	2,431,988	2,398,890

Capital - Danske Bank Group

(DKr m)

	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2006	6,383	-12	6,383	61,709	74,463	47	74,510
Adjustment of recognition of provisions for unit-linked insurance contracts	-	-	-	-421	-421	-	-421
Adjusted shareholders' equity at January 1, 2006	6,383	-12	6,383	61,288	74,042	47	74,089
Translation of foreign units	-	-89	-	-	-89	-	-89
Foreign unit hedges	-	110	-	-	110	-	110
Tax on entries on shareholders' equity	-	-	-	-48	-48	-	-48
Net gains not recognised in the income statement	-	21	-	-48	-27	-	-27
Net profit for the period	-	-	-	9,799	9,799	-14	9,785
Total income	-	21	-	9,751	9,772	-14	9,758
Dividends paid	-	-	-6,383	129	-6,254	-	-6,254
Acquisition of own shares	-	-	-	-15,461	-15,461	-	-15,461
Sale of own shares	-	-	-	14,696	14,696	-	14,696
Share-based payment	-	-	-	37	37	-	37
Adjustment of minority interests	-	-	-	-	-	14	14
Shareholders' equity at September 30, 2006	6,383	9	-	70,440	76,832	47	76,879
Shareholders' equity at January 1, 2005	6,723	-32	5,010	55,005	66,706	267	66,973
Adjustment of recognition of provisions for unit-linked insurance contracts	-	-	-	-283	-283	-	-283
Adjusted shareholders' equity at January 1, 2005	6,723	-32	5,010	54,722	66,423	267	66,690
Translation of foreign units	-	818	-	-	818	-	818
Foreign unit hedges	-	-791	-	-	-791	-	-791
Tax on entries on shareholders' equity	-	-	-	89	89	-	89
Net gains not recognised in the income statement	-	27	-	89	116	-	116
Net profit for the period	-	-	-	8,948	8,948	3	8,951
Total income	-	27	-	9,037	9,064	3	9,067
Capital reduction	-340	-	-	340	-	-	-
Dividends paid	-	-	-5,010	81	-4,929	-	-4,929
Acquisition of own shares	-	-	-	-12,585	-12,585	-	-12,585
Sale of own shares	-	-	-	12,398	12,398	-	12,398
Share-based payment	-	-	-	11	11	-	11
Adjustment of minority interests	-	-	-	-	-	-226	-226
Shareholders' equity at September 30, 2005	6,383	-5	-	64,004	70,382	44	70,426

Solvency – Danske Bank Group

(DKr m)	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2005
Shareholders' equity according to IFRS	76,879	74,089	70,426
Revaluation of domicile property	1,146	990	879
Pension obligations at market value	-164	-534	-456
Tax effect	72	141	62
Minority interests	3,003	2,992	-14
Shareholders' equity according to the rules of the Danish FSA	80,936	77,678	70,897
Proposed/expected dividends	-3,914	-6,383	-
Net profit for the period	-	-	-8,693
Adjustment of accounting policies 2006	-	421	416
Intangible assets of banking business	-7,635	-7,740	-7,528
Deferred tax assets	-396	-574	-702
Revaluation reserve	-797	-664	-469
Core capital less statutory deductions	68,194	62,738	53,921
Hybrid core capital	6,069	6,376	6,289
Core capital, incl. hybrid core capital, less statutory deductions	74,263	69,114	60,210
Subordinated debt, excl. hybrid core capital	34,059	35,953	35,403
Revaluation of real property	797	664	469
Statutory deduction for insurance subsidiaries	-7,303	-8,254	-8,184
Other deductions	-38	-37	-380
Capital base less statutory deductions	101,778	97,440	87,518
Risk-weighted items			
not included in trading portfolio	980,615	882,222	876,398
with market risk in trading portfolio	72,069	61,941	56,352
Total risk-weighted items	1,052,684	944,163	932,750
Core (tier 1) capital ratio, %	6.48	6.65	5.78
Core (tier 1) capital ratio, incl. hybrid core capital, %	7.05	7.32	6.46
Solvency ratio, %	9.67	10.32	9.38

The 2005 figures are presented in accordance with the rules of the Danish FSA in force at that time. The figures as at September 30, 2005, do not include the profit for the period.

Cash flow statement - Danske Bank Group

(DKr m)	Q1-Q3 2006	Q1-Q3 2005
Cash flow from operations		
Net profit for the period	9,785	8,951
Adjustment for non-liquid items in the income statement	1,244	-2,093
Cash flow from operating capital	40,754	-2,818
Total	51,783	4,040
Cash flow from investing activities		
Acquisition/sale of business units	-53	-10,869
Acquisition/sale of own shares	-728	-176
Acquisition of intangible assets	-485	-279
Acquisition/sale of tangible assets	-1,352	9
Total	-2,618	-11,315
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	-1,189	7,862
Dividends	-6,254	-4,929
Change in minority interests	14	-223
Total	-7,429	2,710
Cash and cash equivalents, beginning of period	272,469	238,431
Change in cash and cash equivalents	41,736	-4,565
Cash and cash equivalents, end of period	314,205	233,866

Segment reporting - Danske Bank Group

[DKr m]

Q1-Q3 2006

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassi-fication	Highlights
Interest income	29,110	18,076	48,205	41	4,356	-25,764	74,024	-52,561	21,463
Interest expense	16,881	15,422	47,719	36	-108	-25,251	54,699	-47,446	7,253
Net interest income	12,229	2,654	486	5	4,464	-513	19,325	-5,115	14,210
Net fee income	5,072	-175	376	671	-493	-147	5,304	117	5,421
Net trading income	841	110	3,069	13	-3,420	-268	345	4,749	5,094
Other income	1,298	143	1	-	2,004	405	3,851	-1,942	1,909
Net premiums	-	-	-	-	11,344	-	11,344	-11,344	-
Net insurance benefits	-	-	-	-	12,536	-	12,536	-12,536	-
Income from equity investments	2	-	301	-4	130	65	494	-494	-
Net income from insurance business	-	-	-	-	-	-	-	801	801
Total income	19,442	2,732	4,233	685	1,493	-458	28,127	-692	27,435
Operating expenses	11,822	875	1,517	326	692	-159	15,073	-692	14,381
Credit loss expenses	-420	-86	-49	-	-	1	-554	-	-554
Profit before tax	8,040	1,943	2,765	359	801	-300	13,608	-	13,608
Loans and advances, excl. reverse transactions	689,971	593,252	38,038	1	-	-5,007	1,316,255	-	1,316,255
Other assets	232,978	30,176	2,240,654	2,292	238,458	-1,407,743	1,336,815	-	1,336,815
Total assets	922,949	623,428	2,278,692	2,293	238,458	-1,412,750	2,653,070	-	2,653,070
Deposits, excl. repo deposits	443,916	-	119,531	148	-	-1,106	562,489	-	562,489
Other liabilities	440,614	605,021	2,151,820	2,111	230,388	-1,416,252	2,013,702	-	2,013,702
Allocated capital	38,419	18,407	7,341	34	8,070	4,608	76,879	-	76,879
Total liabilities and capital	922,949	623,428	2,278,692	2,293	238,458	-1,412,750	2,653,070	-	2,653,070
Internal interest income	4,659	486	23,932	11	970	-30,058	-	-	-
Pre-tax profit as % p.a. of allocated capital (avg.)	27.9	14.1	50.2	1,418.9	13.2	-	23.6	-	23.6
Cost/income ratio, %	60.8	32.0	35.8	47.6	46.3	-	53.6	-	52.4
Risk-weighted items (avg.)	591,064	283,178	112,937	519	7,419	-13,200	981,917	-	981,917
Full-time-equivalent staff (avg.)	11,694	763	726	237	868	4,926	19,214	-	19,214

In the financial highlights of the Group, the profit contributed by Danske Markets is recognised as net trading income, whereas the profit contributed by Danica Pension is recognised as net income from insurance business. The reclassification column aggregates the profit contributions of both business areas.

Segment reporting - Danske Bank Group

(DKr m)

Q1-Q3 2005

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassi-fication	Highlights
Interest income	22,178	19,105	37,018	102	4,951	-18,844	64,510	-41,969	22,541
Interest expense	11,423	16,569	33,073	97	-46	-18,448	42,668	-32,861	9,807
Net interest income	10,755	2,536	3,945	5	4,997	-396	21,842	-9,108	12,734
Net fee income	4,607	71	359	624	-457	-17	5,187	98	5,285
Net trading income	793	149	-408	-43	16,107	-394	16,204	-11,419	4,785
Other income	1,095	136	5	1	864	418	2,519	-863	1,656
Net premiums	-	-	-	-	10,769	-	10,769	-10,769	-
Net insurance benefits	-	-	-	-	30,597	-	30,597	-30,597	-
Income from equity investments	-5	-	148	-1	75	77	294	-294	-
Net income from insurance business	-	-	-	-	-	-	-	1,079	1,079
Total income	17,245	2,892	4,049	586	1,758	-312	26,218	-679	25,539
Operating expenses	10,357	910	1,400	269	679	302	13,917	-679	13,238
Credit loss expenses	-180	-94	-14	-	-	-	-288	-	-288
Profit before tax	7,068	2,076	2,663	317	1,079	-614	12,589	-	12,589
Loans and advances, excl. reverse transactions	555,407	558,113	36,252	65	-	-2,422	1,147,415	-	1,147,415
Other assets	214,089	49,009	1,882,977	5,146	237,604	-1,137,350	1,251,475	-	1,251,475
Total assets	769,496	607,122	1,919,229	5,211	237,604	-1,139,772	2,398,890	-	2,398,890
Deposits, excl. repo deposits	393,837	-	115,095	147	-	-861	508,218	-	508,218
Other liabilities	342,616	589,615	1,797,753	5,054	229,278	-1,144,070	1,820,246	-	1,820,246
Allocated capital	33,043	17,507	6,381	10	8,326	5,159	70,426	-	70,426
Total liabilities and capital	769,496	607,122	1,919,229	5,211	237,604	-1,139,772	2,398,890	-	2,398,890
Internal interest income	3,650	274	9,293	11	1,017	-14,245	-	-	-
Pre-tax profit as % p.a. of allocated capital (avg.)	28.5	15.8	55.6	4,171.9	17.3	-	23.8	-	23.8
Cost/income ratio, %	60.1	31.5	34.6	45.9	38.6	-	53.1	-	51.8
Risk-weighted items (avg.)	508,359	269,338	98,163	156	6,822	15,107	897,945	-	897,945
Full-time-equivalent staff (avg.)	11,054	788	622	208	822	4,938	18,432	-	18,432

In the financial highlights of the Group, the profit contributed by Danske Markets is recognised as net trading income, whereas the profit contributed by Danica Pension is recognised as net income from insurance business. The reclassification column aggregates the profit contributions of both business areas.

Contingent liabilities - Danske Bank Group

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits. The Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance payment and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

The Bank is jointly and severally liable for the prior-year corporation tax of companies that were jointly taxed before January 1, 2005. With effect from January 1, 2005, joint taxation applies to all Danish group companies. The Bank manages the joint taxation. The Bank is liable only for the tax payable by the Bank itself and amounts received from subsidiaries in payment of the joint corporation tax.

The Bank is registered jointly with all significant, wholly-owned Danish subsidiaries for financial services employer tax and VAT, for which it is jointly and severally liable.

The table below shows guarantees, irrevocable loan commitments made by the Group and other off-balance-sheet liabilities.

GUARANTEES AND OTHER LIABILITIES (DKr m)	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2005
Guarantees, etc.	82,678	81,099	80,889
Other liabilities	249,496	202,731	202,449
Total	332,174	283,830	283,338

Additional information

Conference call

Danske Bank will hold a conference call upon the presentation of its financial report for the first nine months of 2006 on October 31, 2006. The conference call is scheduled for 4.00pm CET and will be transmitted live at www.danskebank.com.

Financial calendar

Danske Bank plans to release its financial reports in 2007 on the following dates:

- Announcement of Financial Results and Annual Report 2006: January 31
- Quarterly report – first quarter of 2007: May 1
- Interim report 2007: August 9
- Quarterly report – first nine months of 2007: October 30

Contacts

Peter Straarup,
Chairman of the Executive Board
Tel. +45 33 44 01 07

Tonny Thierry Andersen,
Chief Financial Officer
Tel. +45 33 44 11 47

Martin Gottlob,
Head of Investor Relations
Tel. +45 33 44 27 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
CVR-nr. 61 12 62 28

Useful links

www.danskebank.com/ir
www.bgbank.dk
www.fokus.no
www.danskebank.se
www.northernbank.co.uk
www.nationalirishbank.ie
www.rd.dk
www.danicapension.dk